EXHIBIT 4.36






                                 PROMISSORY NOTE


$20,000                          Milpitas, California             August 8, 2000



For value received, ADATOM.com, Inc., promises to pay Michele Ware the sum of Twenty thousand dollars and no cents ($20,000.00) with interest at the rate of Ten Percent per annum (10%) until paid. Any unpaid interest will become part of the principal. Interest payable quarterly commencing on September 30, 2000. Principal of $Twenty thousand two hundred eighty four dollars and ninety-three cents ($20,284.93) is due in one payment on September 30, 2000. Principal may be paid in whole or in part prior to the due date without penalty or premium.

Should default be made in payment of principal and/or interest when due, the whole sum of principal and interest shall become immediately due, at the option of the holder of the note. If action be instituted on this note, The maker promises to pay such sum as a Court may fix as attorney's fees.






Adatom.com, Inc.

By: __________________
Michael M. Wheeler
Controller


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